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                                                                      Exhibit 12


                         Wisconsin Energy Corporation
             Statement of Computation of Earnings To Fixed Charges
                                  (Unaudited)
                            (Thousands of Dollars)

                                                              1994        1995        1996        1997        1998
Pretax Income
  Net Income                                                $180,868    $234,034    $218,135    $ 60,716    $188,132
  Income Taxes                                              $ 98,583    $138,504    $125,330    $ 31,005    $ 92,166
      Total Pretax Income                                   $279,451    $372,538    $343,465    $ 91,721    $280,298
Fixed Charges
  Interest on Long-Term Debt(a)                             $103,897    $101,806    $103,045    $110,138    $108,509
  Other Interest Expense                                    $  9,206    $ 14,002    $  9,032    $  9,552    $ 19,337
  Interest Factor of Rents
    Nuclear Fuel                                            $  1,896    $  2,401    $  2,332    $    868    $  3,136
    Long-Term Power Purchase Contract(b)                    $      0    $      0    $      0    $  5,614    $ 20,297
      Total Interest Charges                                $114,999    $118,209    $114,409    $126,172    $151,279
Preferred Stock Dividend Requirements of
 Wisconsin Electric Power Company
    Amount Not Tax Deductible                               $    870    $    722    $    722    $    722    $    722
    Ratio of Pretax Income To Net Income                        1.55        1.59        1.57        1.51        1.49
                                                            $  1,349    $  1,148    $  1,134    $  1,090    $  1,076
    Amount Tax Deductible                                   $    481    $    481    $    481    $    481    $    481
      Total Preferred Stock Dividend Requirements of
       Wisconsin Electric Power Company                     $  1,830    $  1,629    $  1,615    $  1,571    $  1,557

Fixed Charges As Defined                                    $116,829    $119,838    $116,024    $127,743    $152,836
Earnings Before Income Taxes & Fixed Charges                $396,280    $492,376    $459,489    $219,464    $433,134

Ratio of Earnings to Fixed Charges                               3.4x        4.1x        4.0x        1.7x        2.8x

(A) Includes amortization of debt discount and expense.
(B) Wisconsin Electric has entered into a long-term power purchase contract that is being accounted for as a capital lease.